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SCHEDULE 13G

(Rule 13d-102)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

IncrediMail Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M5364E 104

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M5364E 104	13G	Page 2 of 6 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (Entities Only). Ofer Adler
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,801,867 *
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,701,167
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,701,167
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 18.13%
12	Type of Reporting Person (See Instructions) IN

*     Includes an additional 100,700 Ordinary Shares previously owned directly by an initial shareholder of the registrant, with respect to which such shareholder has granted an irrevocable proxy that instructs the proxy holder to vote such Ordinary Shares in accordance with the vote of the reporting person. The issuer has been informed that such initial shareholder has transferred such 100,700 Ordinary Shares to cede & Co. The irrevocable proxy provides that it shall terminate upon transfer of the underlying shares to a third party.

CUSIP No. M5364E 104	13G	Page 3 of 6 Pages

Item 1.	(a)	Name of Issuer:

IncrediMail Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

4 HaNechoshet Street, Tel Aviv 69710, Israel

Item 2.	(a)	Name of Person Filing:

Ofer Adler

(b)	Address of Principal Business Office or, if None, Residence:

4 HaNechoshet Street, Tel Aviv 69710, Israel

(c)	Citizenship:

Israel

(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 0.01 per share

(e)	CUSIP Number:

M5364E 104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No. M5364E 104	13G	Page 4 of 6 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)	Amount beneficially owned: 1,701,167

(b)	Percent of class: 18.13%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,801,867 (Includes an additional 100,700 Ordinary Shares owned by an initial shareholder of the registrant, with respect to which such shareholder granted an irrevocable proxy that instructs the proxy holder to vote such Ordinary Shares in accordance with the vote of the reporting person. The issuer has been informed that such initial shareholder has transferred such 100,700 Ordinary Shares to cede & Co. The irrevocable proxy provides that it shall terminate upon transfer of the underlying shares to a third party.).

CUSIP No. M5364E 104	13G	Page 5 of 6 Pages

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,701,167

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification And Classification of Members of The Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

N/A

CUSIP No. M5364E 104	13G	Page 6 of 6 Pages

        Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

/s/ Ofer Adler —————————————— Signature

Ofer Adler —————————————— Name